VINSON & ELKINS ATTORNEYS AT LAW	VINSON & ELKINS L.L.P.
2300 FIRST CITY TOWER
1001 FANNIN STREET
HOUSTON, TEXAS 77002-6760
TELEPHONE (713) 758-2222
FAX (713) 758-2346
www.velaw.com

 Heather G. Callender
Direct Dial (713) 758-4618
Direct Fax (713) 615-5038
hcallender@velaw.com

December 10, 2004

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention:	Mr. Alex Shukhman
Re:	Hiland Partners, LP Registration Statement on Form S-1 Filed on October 22, 2004 (File No. 333-119908)

Dear Mr. Shukhman:

        On behalf of Hiland Partners, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the responses of the Partnership to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated November 24, 2004 (the "Comment Letter"). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the Partnership's response.

        Information provided in this letter on behalf of the Partnership, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Partnership.

General

1.
To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

  Response: The Partnership acknowledges Comment No. 1 and has revised the Registration Statement accordingly.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

2.
Confirm that you considered Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 when preparing this registration statement. Note that 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of [    ] limited partnership offerings." Refer to Sections II.A.3.n9, II.B.2, and II.B.3 of Securities Act Release No. 33-6900 for guidance. We may have additional comments.

  Response: The Partnership confirms that it considered Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 when preparing the Registration Statement. With respect to Section II.A.3.n9 of Securities Act Release No. 33-6900, the Partnership believes it has complied with the requirements of Industry Guide 5, Item 801(e) of Regulation S-K, and Industry Guide 4, Item 801(d) of Regulation S-K.

  With respect to Section II.B.2 of Securities Act Release No. 33-6900, the Partnership believes the disclosures contained in the Registration Statement are responsive to the requests to present information regarding: (i) compensation of the general partner (see "Cash Distribution Policy," "Management," "Certain Relationships and Related Transactions," and "The Partnership Agreement"), (ii) conflicts of interest and fiduciary responsibility of the general partner (see "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Fiduciary Responsibilities"), (iii) management (see "Management"), (iv) investment objectives and policies (see "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations") and (v) the partnership agreement and distributions and allocations (see "The Partnership Agreement," "Cash Distribution Policy" and "Material Tax Consequences").

  With respect to Section II.B.3 of Securities Act Release No. 33-6900, the Partnership believes the disclosures contained in the Registration Statement are responsive to the requests to present information regarding estimated use of proceeds (see "Use of Proceeds"). With respect to the requests to present information regarding prior performance during the past 10 years and other than the current offering, the general partner and its affiliates have not raised funds from passive investors in order to acquire, own or participate in the management of any assets. Therefore, no sponsored programs exist for which prior performance disclosure is required.

3.
Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials. In addition, please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

  Response: The Partnership will supplementally provide the Staff with copies of all artwork, any graphics and any accompanying captions to be included in the prospectus prior to printing and distribution of the preliminary prospectus. We hereby acknowledge that the Staff may have comments on such material after reviewing them.

  Please see our response to Comment No. 8 regarding sales materials.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

4.
In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

  Response: The Partnership acknowledges the Commission's policy on projections set forth in Item 10(b) of Regulation S-K.

5.
Ensure that your prospectus includes the latest and best information available. For example, update the disclosure regarding the status of the Bakken processing plant and gathering system.

  Response: The Partnership has updated and will continue to update the Registration Statement so that the prospectus includes the latest and best information as of its most recent date, including disclosure regarding the status of the Bakken processing plant and gathering system on pages 2-3, 69 and 79.

6.
We note that you omit information required by Regulation S-K. Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 11, 123 and 138, for example. Where information may change prior to effectiveness, you may use brackets or another means to indicate this.

  Response: The Partnership has revised the Registration Statement to provided certain of the omitted information. In addition, the Partnership will update the Registration Statement to provide all of the remaining omitted information, other than information entitled to be omitted under Rule 430A, prior to printing and distribution of the preliminary prospectus.

7.
Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

  Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

  Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

    •
    the communications used;

    •
    the availability of the preliminary prospectus;

    •
    the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

    •
    the funding of an account and payment of the purchase price.

  Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your Partnership or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.We may comment further.

  Response: The Partnership has been advised by Raymond James & Associates, Inc. ("Raymond James") that Adobe PDF files of the preliminary prospectus may be sent via email to prospective purchasers. The Adobe PDF files will not be accessible to prospective investors on any web site and will appear exactly as if printed on paper and thus will meet the legibility requirements applicable to printed documents. The files will be "read only" and will be locked to prevent changes from being made to them. Other than these limited transmissions by Raymond James, no members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the units or have any arrangements with a third party to host or access the preliminary prospectus on the Internet. If we become aware that any members of the underwriting syndicate propose to engage in electronic offers, sales or distributions or enter into any such arrangements subsequent to the date hereof, we will promptly supplement our response to identify those members and will provide the Staff with a description of the related procedures.

8.
Please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

  Response: The Partnership hereby acknowledges that the sales materials are subject to the Staff's review and comment. The sales materials for this offering have not yet been prepared but such materials will be provided to the Staff as soon as they are available.

9.
Where you provide cross-references, consider including page references to facilitate access to the referenced disclosure.

  Response: The Registration Statement has been revised to include page references.

10.
Please promptly file via EDGAR all omitted exhibits so that we may review and comment upon them. Ensure that you file as exhibits all documents Item 601(b) of Regulation S-K requires, such as any material contracts with suppliers or customers upon which you are substantially dependent. If you feel that such contracts do not need to be filed, provide us with your basis for not filing such contracts.

  Response: The Partnership has filed with Amendment No. 1 all exhibits that are currently available. Please see Exhibits 5.1, 8.1, 10.2, 10.4, 10.5, 10.6, 10.7, 10.9, 23.1, 23.2 and 23.3. Please note that the Partnership has submitted an application for confidential treatment with respect to certain terms contained in Exhibits 10.4, 10.5, 10.6 and 10.7. The Partnership will file any remaining exhibits promptly as soon as they become available.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

11.
Provide brief contextual definitions for all industry or technical terms the first time you use them. You may include detailed definitions in your glossary. For example, briefly define the following terms:

fractionating	secondary recovery operations
throughput	shale formation
greenfield projects	fee-based arrangements
forward sales contracts	adjusted operating surplus
discharge pressure	feedstock
refrigeration processing	midstream
isomerization	blend stock
Restricted Person	air compression and water injection services
oil field roustabout services	"equitable apportionment" method
incentive distribution rights	non-economic managing member interest
available cash

  Response: The Registration Statement has been revised to provide a brief contextual definition of any industry or technical terms the first time they are used in the Registration Statement. Certain of the referenced terms have been deleted.

12.
You include a number of subjective statements in your document, including your "proven" expertise and "efficient" facilities. Please provide objective supplemental support or revise accordingly.

  Response: The Registration Statement has been revised to delete these references as requested. Please see pages 70-71.

13.
Monitor your need to update your financial statements, as required by Rule 3-12 of Regulation S-X.

  Response: The Partnership has noted Comment No. 13 and has revised the Registration Statement accordingly.

14.
Tell us why you do not include quarterly financial information, as would normally be required. Refer to instructions for Form S-1, Item 11(g).

  Response: Item 11(g) of Form S-1 requires a registrant to provide the information required by Item 302 of Regulation S-K, supplementary financial information. Item 302(a) states that registrants specified in paragraph (a)(5) of Item 302 shall provide the information requested therein. Paragraph (a)(5) of Item 302(a) states that "this paragraph (a) applies to any registrant, except a foreign private issuer, that has securities registered pursuant to section 12(b) (other than mutual life insurance companies) or 12(g) of the Exchange Act." Because the Partnership does not currently have securities registered pursuant to section 12(b) or 12(g) of the Exchange Act, it has not included the quarterly financial information required by Item 11(g) of Form S-1.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

Prospectus Cover Page

15.
As appropriate, update the status of your application for listing of the common units on the Nasdaq National Market.

  Response: The Partnership has revised the Registration Statement accordingly. Please see the cover page of the prospectus and page 10.

16.
We suggest that you include each of the applicable risks cited at Section II.A.3.a of Securities Act Release No. 33-6900 in the bullet list of risk factors. Otherwise, explain to us why you omit any.

  Response: The Partnership has revised the Registration Statement accordingly. Please see the cover page of the prospectus. The Partnership believes that the risk factors on the cover page of the prospectus, as amended, cover the applicable risks identified in Securities Act Release No. 33-6900.

17.
Disclose in footnote 1 the amount of the financial advisory fees paid to A.G. Edwards & Sons, Inc.

  Response: The Registration Statement has been revised as requested. Please see the cover page of the prospectus.

Table of Contents, page i

18.
Expand your table so that it is reasonably detailed. For example, list each risk factor separately. Refer to Section II.A.3.b of Securities Act Release No. 33-6900. Also, revise the text at page iv to eliminate the last two sentences, which inappropriately suggest that your disclosure might not be current.

  Response: The Registration Statement has been revised as requested. Please see the table of contents of the prospectus.

Prospectus Summary, page 1

19.
You include excess detail and unnecessarily repeat disclosure in the summary. For example, substantially reduce the disclosure under the subheadings "Overview" on pages 1-3, "Competitive Strengths" on page 4 and "Business Strategy" on pages 5-6. Identify only those aspects of the offering that are the most significant and highlight these points in clear, plain language. Item 503(a) of Regulation S-K requires only a "brief overview of the key aspects of the offering." Refer also to Section II.A.3.c of Securities Act Release 33-6900. In addition, consider providing specific cross-references to the more complete discussions that appear later in the document.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: The Registration Statement has been revised as requested. Please see the summary section of the prospectus on pages 1-5.

20.
Provide more than a bullet point reference to highlight potential conflicts of interest and the limited fiduciary duties.

  Response: The Registration Statement has been revised as requested. Please see the section titled "Summary of Conflicts of Interest and Fiduciary Duties" in the summary section of the prospectus on page 5.

Formation Transactions and Partnership Structure, page 7

21.
Briefly identify the respects in which Harold Hamm and Continental Resources can compete with you.

  Response: The Registration Statement has been revised as requested. Please see page 6.

The Offering, page 9

  Use of Proceeds, page 9

22.
Quantify the amount designated for working capital purposes.

  Response: The Registration Statement has been revised accordingly. Please see pages 8 and 30.

Summary Historical and Pro Forma Financial and Operating Data, page 12

23.
Please note that the following comments are also applicable to similar data presented elsewhere in your filing.

  Response: The Partnership acknowledges Comment No. 23 and has revised the Registration Statement accordingly.

24.
Remove your references to "EBITDA," or change your measure to define "earnings" as "net income" (after discontinued operations), or change the name of your measure to reflect the information presented. Note that we strictly define "EBITDA" in our FAQ at http://www. sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

  Response: The Registration Statement has been revised as requested. Please see pages 11, 13, 42 and 47.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

25.
Please include "Predecessor" in the heading above the financial data from Continental Gas, Inc. Separate the historical data from the pro forma data with bold and double vertical lines. Also label columns "unaudited" where appropriate.

  Response: The Registration Statement has been revised as requested. Please see pages 12, 14, 43, 44 and 52 as well as the financial statement pages.

26.
Here and in all similar schedules throughout your filing, including financial statements, lines describing costs of sales and general and administrative expense where depreciation expense is excluded must be renamed to indicate this exclusion. Refer to SAB Topic ll:B.

  Response: The Registration Statement has been revised as requested. Please see pages 12 and 43 as well as the financial statement pages.

27.
It appears to us that the "gross margin" data provided by you may represent non-GAAP measures. Demonstrate for us how these measures are calculated. Address whether they include depreciation and amortization expense. Refer to SAB Topic 11:B.

  Response: The Registration Statement has been revised to include a reconciliation of gross margin to operating income, which the Partnership believes is the most comparable GAAP measure. Please see pages 14 and 44.

28.
Please remove pro forma capital expenditure and sales volume information, as such information does not appear to be factually supportable.

  Response: The Registration Statement has been revised as requested. Please see pages 12 and 43.

29.
Please expand the capital expenditures section so that the totals reconcile to the corresponding lines in the historical statements of cash flows.

  Response: The Registration Statement has been revised as requested. Please see pages 12 and 43.

Risk Factors, page 15

30.
All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each. For example, we note the risk factor entitled "Our profitability is dependent upon prices."

  Response: The Registration Statement has been revised as requested. Please see pages 15-29.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

31.
Revise your Risk Factor subheadings to identify the risk to your business or your investors and to state the potential harm that could result. Refer to the risk "Because we handle" on page 19, for example. Also make sure that your captions are precise and concise. For example, you should reflect the likelihood of higher interest rates in the second caption on page 22 and the general partner's absolute discretion in establishing cash reserves in the first caption on page 26. The first caption on page 27 likewise should make clear that the reference is to potential liability for any and all of your obligations.

  Response: The Registration Statement has been revised as requested. Please see pages 15-29.

32.
Expand current risk factors or include new ones regarding:

  •
  the potential impact of terrorism, particularly terrorism targeting pipelines;

  •
  the impact of your reliance on affiliates for management personnel;

  •
  the risks of the general partner maintaining the discretion as to what expenses it can incur that you will have to reimburse;

  •
  the limited voting rights of common unit holders;

  •
  all of the risks associated with your cash distribution policy;

  •
  the risks of not currently owning all of the described properties; and

  •
  all matters for which you are unable to obtain a legal opinion due to the lack of authority on the matter.

  Response: The Registration Statement has been revised as requested with respect to the first four bullet points above. With respect to the risks associated with the Partnership's cash distribution policy, the Partnership believes that the Registration Statement currently discloses adequate risk factors regarding the cash distribution policy. Please see the risk factors titled "We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's fees and expenses to enable us to pay the minimum quarterly distribution," "The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability," "Cost reimbursement and fees of our general partner, as determined in good faith by it, may be substantial and could reduce our cash available for distribution to you" and "Our general partner's discretion in determining the level of cash resources may reduce the amount of cash available for distribution to you" on pages 15, 16, 23 and 26.

  With respect to the risks of currently not owning all of the described properties, the Partnership believes that at the time of the closing of this offering, it will either own in fee or will have leases, easements, rights-of-way or licenses and will have obtained the necessary consents, permits and franchise ordinances necessary to conduct its operations in all material respects. Accordingly, the Partnership believes the inclusion of a risk factor relating to property ownership would not be appropriate.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  With respect a risk factor relating to lack of legal opinions, the Partnership believes such risks are adequately disclosed in the risk factor titled "A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders." Please see page 28 as well as the Partnership's response to Comment No. 55.

Dilution, page 33

33.
Include a precise cross-reference in footnote 2 to a discussion of how and by whom the "fair value" was determined.

  Response: The Registration Statement has been revised as requested. Please see page 32.

Cash Distribution Policy, page 34

34.
Make clear in each case whether the general partner has absolute discretion to determine the amount or is limited by standards of reasonableness or other restraints.

  Response: The Registration Statement has been revised as requested. Please see page 33.

  Distributions of Available Cash, page 34

35.
Summarize all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

  Response: Negotiations with respect to the Partnership's credit facility are ongoing. A description of the material restrictions or limitations that the proposed facility will have on the Partnership's ability to make distributions will be included in the prospectus as soon as it is available. The disclosure will be included prior to circulating a preliminary prospectus.

Management's Discussion and Analysis of Financial Condition, page 46

36.
Revise your disclosure to provide the quantitative significance of any factor that has acted in conjunction with other factors to affect any line item of your results of operations. For example, specify the quantitative weight of the price changes as compared to the volume changes in affecting your revenues. Also briefly explain why you expect G&A expenses to increase 130%.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: The Registration Statement has been revised as requested. Please see pages 52-59.

37.
Instead of merely detailing to investors the specific changes in your results of operations, provide a more contextual explanation of your results by discussing the underlying trends affecting the changes. For example, instead of stating that you realized higher sales prices primarily as a result of higher index prices, explain to readers the underlying reasons for the higher index prices. Revise your disclosure throughout accordingly.

  Response: The Registration Statement has been revised as requested. Please see pages 52-59.

Business, page 68

  Midstream Assets, page 75

38.
You state the wells surrounding your properties generally have long lives with predictable steady flow rates. You also state that you think that the higher level of exploration and development activity in the Matli gathering area will continue. Please provide us with objective supplemental support for such claims.

  Response: The Partnership's management has had access to reserve reports on wells operated by Continental Resources, Inc. ("CRI") that have been reviewed and audited in accordance with generally accepted engineering and evaluation principles by an independent engineering firm of national stature. The reports indicate that a large portion of the reserves connected to the Partnership's gathering systems have economic lives in excess of twenty years, and some reserves have economic lives of over 40 years. The reports also indicate that typical annual decline rates for a majority of the wells is approximately 6%.

  The Registration Statement has been revised to delete references to expected drilling activity in the Matli area. Please see pages 59 and 78.

  Option to Purchase Bakken Gathering System, page 80

39.
Please relocate to the beginning of this section your disclosure that the option will be contained in the omnibus agreement you will execute upon the closing of the offering.

  Response: The Registration Statement has been revised as requested. Please see page 79.

Environmental Matters, page 83

40.
Discuss all the material environmental regulations, not just "certain" ones.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: The Registration Statement has been revised as requested. Please see page 83.

41.
Disclose whether you are in substantial compliance with each of the identified regulations. Similarly, confirm that you are not a Potentially Responsible Party with respect to any of your properties.

  Response: The Registration Statement has been revised to disclose that the Partnership is in substantial compliance with each of the identified regulations. Please see page 83. In addition, the Partnership hereby confirms that it has not received a Potentially Responsible Party notice with respect to any of its properties.

Management, page 87

42.
As required by Section II.B.2.b of Securities Act Release No. 33-6900, your compensation disclosure should give investors a clear understanding of the nature and amount of compensation that may be paid. Disclose how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also disclose the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

  Response: The Registration Statement has been revised as requested. Please see page 88.

  Executive Compensation, page 88

43.
Describe the contracts or the absence thereof in necessary detail.

  Response: The Registration Statement has been revised as requested. Please see page 88.

  Long-Term Incentive Plan, page 89

44.
With regard to the options you expect to grant to employees described on page 90, tell us how you intend to value and account for those options. Tell us how you expect the options to impact net earnings over the next year.

  Response: Assuming the Financial Accounting Standards Board adopts its exposure draft "Share-Based Payments" prior to the completion of this offering, the Partnership will account for the options expected to be granted to employees using the fair value method. This method requires the cost of employee services to be received in exchange for stock options (classified in equity) to be measured on the grant date by measuring the fair value of the stock options. The fair value of the stock options will be estimated using a valuation technique, such as the binomial method. The Partnership will then recognize compensation cost as a reduction to earnings in the income statement over the requisite service period, which generally is expected to be the stated vesting period.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

Security Ownership of Certain Beneficial Owners and Management, page 91

45.
Provide actual street addresses rather than P.O. boxes.

  Response: The Registration Statement has been revised as requested. Please see page 91.

Certain Relationships and Related Party Transactions, page 93

46.
Disclose explicitly what the policy going forward will be with regard to ongoing or renewable contracts. For example, what does "comparable" mean for the purposes you use it at page 96? And how does it correspond to "at least as favorable"?

  Response: The Registration Statement has been revised to disclose the Partnership's policy going forward with regard to ongoing and renewable contracts. In addition, the Registration Statement has been revised to clarify the meaning of "comparable." Please see page 96.

Conflicts of Interest and Fiduciary Duties, page 97

  Fiduciary Duties, page 99

47.
Discuss why you modified the State-law fiduciary duty standards in your limited partnership agreement. Discuss the specific benefits and detriments to your common units as a result of these changes. See Section II.B.2.d. of Securities Act Release 33-6900.

  Response: The Registration Statement has been revised as requested. Please see page 100.

48.
Why does the partnership agreement contain modified standards? Was or is there an expectation that there will be violations of the standards that otherwise would apply? Provide clarifying disclosure here and in the risk factors section, as appropriate. Also state explicitly that those making the "fair and reasonable" determination to which you refer at page 101 include board members directly affected and those with conflicts.

  Response: The partnership agreement contains modified standards to allow the general partner to take into account the interests of other parties in addition to the Partnership's interests when resolving conflicts of interest. The Partnership believes that this is appropriate and necessary because its general partner's board of directors has fiduciary duties to manage the general partner in a manner beneficial to its owners, as well as to the Partnership's unitholders. The Partnership believes that without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also enable the general partner to attract and retain experienced and capable directors.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  The Registration Statement has been revised as requested in the section titled "Conflicts of Interest and Fiduciary Duties." Please see page 100. With respect to the risk factors, the Partnership believes that adequate disclosure of the modified standards is presented in the Risk Factors section under the headings "Affiliates of our general partner have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment" and "Our partnership agreement limits our general partner's fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty."

  The Registration Statement has been revised to disclose that those making the "fair and reasonable" determination may include board members affected by the course of action or with conflicts. Please see page 101.

49.
If appropriate, provide the disclosure required by Item 6.A-B of Industry Guide 5.

  Response: The disclosure required by Item 6.A-B of Industry Guide 5 is provided on pages 99-101 of the prospectus under the section entitled "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

50.
You state that in order to become a limited partner, a common unit holder must agree to be bound by the provisions in the partnership agreement. Explain how you plan to enforce this requirement.

  Response: The Registration Statement has been revised to reflect that a transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer is reflected on the books and records of the Partnership. This revision is also reflected in our partnership agreement. By accepting the transfer of common units, the transferee:

    •
    represents that the transferee has the capacity, power and authority to become bound by the partnership agreement; and

    •
    automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the partnership agreement.

  Sections 17-301 and 17-704 of the Delaware Revised Uniform Limited Partnership Act permit the automatic admission of a transferee as a limited partner provided the conditions of the Partnership Agreement are satisfied as described above.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

51.
Disclose the decisions or types of decisions that the general partner is permitted to make in its sole discretion.

  Response: The Partnership believes that the material decisions or types of decisions that the general partner is permitted to make are disclosed in the Registration Statement as revised. These disclosures are contained in the section entitled "The Partnership Agreement" and "Conflicts of Interest and Fiduciary Duties". Please see pages 105-118 and 97-101.

Description of the Common Units, page 102

52.
Please tell us what creates the transferor's duty to provide the transferee with all of the information that may be necessary to transfer the common units. Also, explain how such information can be obtained.

  Response: The Registration Statement has been revised to delete the sentence that describes this duty. Please see page 102 as well as our response to Comment No. 50 above.

The Partnership Agreement, page 105

  Voting Rights, page 106

53.
Briefly explain the "certain" exceptions, "certain" amendments and "other" amendments in this section. Provide comparable disclosure for any other similar examples, such as on page 110.

  Response: The description of voting rights on pages 106-107 is a summary of such rights. We have revised the Registration Statement to indicate that this is a summary. A cross-reference to the detailed description of each matter, including the "certain" exceptions, "certain" amendments and "other" amendments referred to in this section, is provided. Please see page 106.

  Amendment to the Partnership Agreement, page 109

54.
Revise to describe the "certain mergers and conveyances" to which you refer in the penultimate bullet point on page 110.

  Response: The Registration Statement has been revised as requested. Please see page 110.

Material Tax Consequences, page 120

55.
Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, it is insufficient to state that there is no clear authority on an issue if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences. Similarly, a conclusory statement that counsel is unable to opine, following the assertion that the use of the method "may not be permitted," is inadequate.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: The Registration Statement has been revised as requested. Please see pages 120-134.

56.
We may have additional comments on this disclosure once you file the omitted tax opinion as an exhibit. In that regard, please file all omitted exhibits with your next amendment.

  Response: The Registration Statement has been revised as requested. Please see Exhibit 8.1.

Underwriting, page 136

57.
We note your statement that "subject to the terms and conditions of the underwriting agreement," the underwriters have severally agreed to purchase from you the common units offered in this registration statement. Please expand your disclosure to identify the conditions that would eliminate the underwriters' obligation to purchase these shares from you.

  Response: The Registration Statement has been revised as requested. Please see page 136.

58.
We note that you plan to conduct a Directed Share Program. Please:

(a)
Tell us on a supplemental basis the approximate percentage of common units and dollar value you plan to offer in this program.

(b)
Clarify the scope and number of related parties that will be able to participate in the program, including identifying whether any of the parties are venture capital firms.

(c)
Provide a more detailed description of the Directed Share Program and the mechanics of the offering.

(d)
Specify the party or parties that will administer the program.

(e)
Ensure that your beneficial ownership disclosure includes any common units that may be acquired within 60 days.

(f)
Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  (g)
  Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

  (h)
  Provide us with all materials sent and that you plan to send to potential directed share participants.

  (i)
  Describe in adequate detail any account funding requirements.

  We may have additional comments.

  Response: The Partnership has requested that the Underwriters reserve 5%, or $2 million in common units (assuming an initial public offering price of $20.00 per common unit), of the units to be sold in the offering for sale in a directed unit program. A.G. Edwards & Sons, Inc. ("A.G. Edwards") will work with the Partnership to implement the directed unit program and will provide materials to the Partnership that will ultimately be sent to potential directed unit program participants by the Partnership. A.G. Edwards has advised the Partnership that the procedures for the directed unit program are as follows.

  Other than as described below in connection with NASD Rule 2790, the Partnership will determine who is eligible to participate in the directed unit program. The Partnership will choose prospective participants in the directed unit program from directors, officers, employees, friends and family members of employees of CRI and/or the Partnership and will provide the names of prospective participants to A.G. Edwards to facilitate the administrative aspects of the program. The Partnership does not expect that more than 50 persons will be designated as prospective participants in the plan or that any prospective participants will be venture capital firms.

  The Partnership has not sent and will not send any materials concerning the directed unit program to prospective participants until a preliminary prospectus is available. As soon as a preliminary prospectus is available, the Partnership will send a letter informing prospective participants of the program and providing the contact information of the Partnership representative from whom directed unit program materials may be obtained. Prospective participants who request these materials will be provided with A.G. Edwards account application forms, an indication of interest letter and the preliminary prospectus. These materials (other than the preliminary prospectus) are attached as Exhibit 1 to this letter. There are no funding requirements to open the accounts with A.G. Edwards.

  A.G. Edwards has advised the Partnership that the written materials that will be distributed by the Partnership in connection with the directed unit program have been recently reviewed by the Staff and reflect all SEC comments they have received to date in connection with previous offerings.

  NASD Rule 2790 imposes substantive restrictions on who may purchase securities in an initial public offering and requires that an investor must make an affirmative representation to the underwriter as to his or her eligibility to purchase such securities. Therefore, if the Partnership has identified a prospective participant who subsequently indicates to A.G. Edwards that he or she is a prohibited person under Rule 2790, then A.G. Edwards will not allocate such securities to such person absent the availability of an exemption.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Units and money are not exchanged until after the offering is priced and confirmations are sent. Prospective participants are instructed not to send payment with the return of the indication of interest letter. In addition, prospective participants are not committed to buy units when they return the indication of interest letter. The indication of interest letter specifically states that "this indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any units of the Company's stock." Prospective participants become committed only after the offering is priced and an A.G. Edwards representative offers the units at the specific price and the purchaser confirms his interest and accepts the offer.

  The exact number of reserved units available to prospective purchasers is generally determined not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, and the ultimate size of the offering which, of course, is determined at the time of pricing.

  Neither the Partnership nor the Underwriters have made or currently contemplate making any communications to the prospective participants in the directed unit program until a preliminary prospectus becomes available as described above. The Partnership and the Underwriters are aware that any such communications and procedures must comply with the requirements of Rule 134.

  Other than the procedures outlined above, all other procedures for the Partnership's directed unit program will be consistent with the Partnership's general offering to the public. Payment and settlement procedures are the same.

  Potential recipients of directed units will not have a right to acquire beneficial ownership of any units in the directed unit plan until after the time the Registration Statement has been declared effective. Accordingly, the beneficial ownership disclosure under "Security Ownership of Certain Beneficial Owners and Management" does not include indications of interest (which are subject to cancellation in their entirety or reduction as described above) made with respect to units in the directed unit program. Participation of the persons currently anticipated to be eligible for the directed unit program does not require related party transaction disclosure under Item 404 of Regulation S-K. The Partnership will revise the Registration Statement accordingly if a transaction necessitating such disclosure arises.

Pro forma financial statements, page F-2

59.
Provide to us your detailed analysis substantiating your determination that Continental Gas, Inc., is the accounting predecessor in this transaction, and that the assets of Hiland Partners, LLC, should be accounted for at fair value. Please reference the specific accounting literature that you considered.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: Continental Gas, Inc. ("CGI") was a former wholly owned subsidiary of CRI, and was purchased by the three shareholders of CRI in July 2004. The largest shareholder of CGI (the "Principal CGI Owner") owns approximately 91% of CGI. The remaining 9% interest in CGI is held by two shareholders. These minority shareholders of CGI own a 98% interest in Hiland Partners, LLC ("Hiland"). The remaining 2% interest in Hiland is owned by an affiliate of the Partnership's Chief Executive Officer.

  Prior to the proposed contribution of assets of CGI and Hiland to the Partnership, Hiland and CGI are not under common control as defined by EITF 02-5; therefore, predecessor accounting as a reorganization of entities under common control is not appropriate. Paragraph 19 of SFAS 141 states that if a new entity is formed to issue equity interests to effect a business combination one of the existing combining entities shall be determined to be the acquiring entity on the basis of all pertinent facts and circumstances.

  According to paragraph 17(a) of SFAS 141, all else being equal, the acquirer is the combining entity whose ownership group receives the largest portion of the voting rights in the combined entity. The partnership interests in the Partnership issued to the owners of CGI (the "CGI Owners") and the owners of Hiland (the "Hiland Owners") in exchange for the assets and liabilities of Hiland and CGI will be apportioned based on the relative fair value of the assets and liabilities of each entity contributed to the Partnership. Based on appraisals of fair value by an independent third party, at September 30, 2004 the assets and liabilities of Hiland to be contributed to the Partnership had a fair value of $46.9 million, and the assets and liabilities of CGI to be contributed to the Partnership had a fair value of $52.6 million. The fair value allocation of each entity is reflected at Exhibits 2 and 3 to this letter. Because the fair value of the assets and liabilities being contributed by CGI exceeds the fair value of the assets and liabilities being contributed by Hiland, the CGI Owners will receive a larger percentage of the partnership interests of the Partnership than will the Hiland Owners. Paragraph 17(a) of SFAS 141 would suggest that this allocation of voting rights indicates that CGI is the acquiring entity. Moreover, in addition to have a majority voting interest in the Partnership, the Principal CGI Owner will acquire a 94% voting interest and a 56% economic interest in the general partner of the Partnership in exchange for a portion of the Principal CGI Owner's interest in CGI.

  The Partnership has also considered the additional control attributes in paragraphs 17(b)-(e) of SFAS 141 to determine if other overriding control factors exist. The Partnership has considered the following:

  1.    Paragraph 17(b). The Principal CGI Owner has significant voting control of the Partnership and no large minority voting interest in the Partnership exceeds this interest. The Principal CGI Owner will own approximately 50% of the limited partner units of the Partnership prior to completion of the offering and 42% of the limited partner units of the Partnership after completion of the offering. In addition, the Principal CGI Owner will own a 94% voting interest and a 56% economic interest in the general partner of the Partnership. No other organized group will own equity interests in the Partnership or the general partner of the Partnership equal to or exceeding this ownership.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  2.    Paragraph 17(c). We have also considered which entity has the ability to appoint the governing body of the Partnership. The general partner of the Partnership will manage the operations of the Partnership. The business and affairs of the general partner will be managed by a board of directors of the general partner. As discussed above, the Principal CGI Owner will control the general partner of the Partnership and will be entitled to designate all of the members of the board of directors of the general partner. The general partner may only be removed by a vote of 66 2/3% of all of the outstanding units of the Partnership. Since the Principal CGI Owner will own 42% of the outstanding units of the Partnership following the offering, the unitholders of the Partnership will not be able to remove the general partner without the consent of the Principal CGI Owner.

  3.    Paragraph 17(d). We have also considered which of the combining entity's management will dominate the Partnership. The Chairman of the Board of the general partner of the Partnership will be the Principal CGI Owner. The Chief Executive Officer and the Chief Financial Officer of the Partnership will be the individuals who have served in similar roles for both CGI and Hiland. Due to the Principal CGI Owner's control of the general partner of the Partnership and the position of the Principal CGI Owner as the Chairman of the Board, the Partnership believes that the CGI Owners will have more dominance of management.

  4.    Paragraph 17(e). Because neither of the contributing entities paid a premium over market, this paragraph is not applicable in this situation.

  Based on the foregoing analysis of SFAS 141, we believe that CGI is the acquirer, and the assets and liabilities of Hiland contributed to the partnership will be based on fair market value. CGI's assets and liabilities will be reflected at their historical cost.

60.
Provide to us your detailed analysis explaining how you valued the various partnership interests. Please reference the specific accounting literature that you considered.

  Response: The various partnership interests related to limited partner and general partner interests in the Partnership are recorded as follows:

  Public Unit Holders

  The 2,000,000 partnership units issued to the public are reflected at the expected gross proceeds from the offering, less estimated underwriting discounts of $2.8 million and offering costs of $2 million, in accordance with the guidance in Staff Accounting Bulletin Topic 5A. In addition, $48,000 relating to the write-off of unamortized deferred loan costs is allocated to the common units due to the early retirement of debt.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

Public common units			2,000,000
Estimated offering price			$20

Gross proceeds			40,000,000
Underwriting discounts			(2,840,000)
Offering costs			(2,000,000)

Net proceeds			35,160,000
Allocated write-off of unamortized loan cost			(48,000)

Public unit holders' capital			$35,112,000

The write-off of unamortized loan cost is allocated as follows:
Deferred loan costs			$167,000
Less 2% allocable to general partner			(3,000)

Expense allocated to unit holders			164,000
Total units			6,800,000
Expense per unit		$	..02418
Public unit holders	x		2,000,000

Expense to public unit holders			$48,360

Rounded			$48,000

  General Partner's Interest

        The general partner's ("GP") interest is an allocation of the predecessor investment, after the deemed acquisition of Hiland under FAS 141 (please see the Partnership's response to Common No. 59) in an amount to equal the 2% of partners' capital as specified in the partnership agreement. The GP interest is calculated based on the theoretical equivalent units equal to the dilutive effect of 138,776 (b) units:

Capital of predecessor after deemed acquisition of Hiland		$60,903,000	(a)
General partner's interest (138,776/4,938,776)	=	0.0281

Total general partner's allocation from predecessor		1,711,374

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

Formation of Hiland Partners, LP by GP	1,000

Total GP capital	$1,712,374

Rounded	$1,712,000

  (a)
  Predecessor capital is computed at Exhibit 4 to this letter

  (b)
  Equivalent units equal to the dilutive effect of GP's 2% interest is computed as:

GP equivalent units	=	(GP interest / LP interest) × LP units
	=	(0.02 / 0.98) × 6,800,000
	=	0.0204082 × 6,800,000
	=	138,776 units

  Organizer's Interest

  The former owners of CGI and Hiland are issued common and subordinated units pro rata to the fair value of net assets contributed. The basis of the units is equal to the equity of the predecessor after the acquisition of Hiland and after the allocation of predecessor cost to the general partner's 2% interest. The detailed calculation is as follows:

Equity of predecessor after deemed acquisition of Hiland		$60,903,000	(a)
General partner's basis in predecessor	x	(1,711,000)

Equity allocated to nonpublic units		$59,192,000
Subordinated Unit Calculation
Subordinated units/Total non-public units (4,080,000/4,800,000)		0.85
Equity allocated to nonpublic units	x	59,192,000

Basis of subordinated units		$50,313,000

Organizer common units/Total non-public (720,000/4,800,000)		0.15
Equity allocated to nonpublic units	x	59,192,000

Basis of organizer units		$8,879,000

61.
You explain on page 49 that certain of your natural gas revenues result from arrangements where producers pay you a fixed fee to perform certain services, such as treating and processing gas. Please note that revenues derived from services must be disclosed separate from product sales on the face of your statement of earnings. Likewise, related costs should be presented separately. Refer to Regulation S-X, Rule 5-03(b)(1) and (2).

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  Response: The Partnership has three types of gas purchasing contracts: percent-of-proceeds arrangements, percentage-of-index arrangements, and fixed-fee arrangements. Under each of these types of arrangements, the natural gas is purchased at the wellhead, and title to the gas transfers to the Partnership. The difference between the contracts relates to how the cost of gas purchased is calculated. For fixed-fee arrangements, the gas is purchased at the wellhead at an index price less a fixed fee. The Partnership then treats and processes the gas for sale to its customers. Because the Partnership in all cases takes title to and then resells gas, the Partnership does not have service revenue for activities such as treating and processing gas.

  The Registration Statement has been revised to expand the description of the fixed-fee arrangements.

62.
We note your earlier disclosures that the working capital of Continental Gas, Inc. and Hiland Partners, LLC will not be contributed to you. Tell us why, then, your pro forma balance sheet reflects trade receivables of $3,016,000, other current assets of $153,000, accounts payable of $6,470,000, accounts payable-affiliates of $2,899,000, and accrued liabilities of $420,000 being assumed by you.

  Response: The Registration Statement has been revised to clarify that a portion of the working capital assets of CGI and Hiland will be contributed to the Partnership. Working capital assets of CGI and Hiland will be contributed to the Partnership to the extent that the current liabilities of the Partnership plus $735,000 exceeds the remaining net proceeds from this offering after the repayment of the Partnership's outstanding indebtedness and offering expenses.

  All of the current liabilities of CGI and Hiland (excluding any debt under Hiland's credit facility relating to the Bakken gathering system) will be assumed by us.

Financial Statements of Continental Gas, Inc., page F-10

  Note 1—Description of Business and Summary of Significant Accounting Policies, page F-15

          Inventories

63.
Explain to us why you do not have inventories consisting of gas purchased but not yet processed and resold. Please respond to this comment also with regard to Hiland Partners, LLC.

  Response: Based on internal engineering reports, the inventory (line-fill) in all of CGI's and Hiland's lines totaled 2,046 Mcf. The volume quantity is low because the gathering systems consist of small diameter gathering and transmission lines which typically operate at very low pressures. Using a price of $5.00 per Mcf, the inventory for gas purchased but not yet processed and resold is approximately $10,000. After considering both the qualitative and quantitative aspects, the inventory for both CGI and Hiland are considered insignificant, and the companies have adopted a policy of not recording line-fill unless material.

          Revenue Recognition

64.
You state that revenues are recognized at the time title is transferred. Expand your disclosure: (a) to include when revenue is recognized relative to delivery; and (b) to include your policy for revenue recognition when producers pay you a fixed fee to perform certain services, such as treating and processing gas. Please do the same for the revenue recognition policy of Hiland Partners, LLC.

  Response: The Registration Statement has been revised as requested. Please see pages F-17 and F-34.

          Adoption of Recent Accounting Pronouncements

65.
Please explain to us with detail what you mean when you state: "The increase in expense resulting from the accretion of the asset retirement obligation and the depreciation of the additional capitalized plant, pipeline and well costs is expected to be substantially offset by the decrease in depreciation from the Partnership's consideration of the estimated salvage values in the depreciation calculation." Explain why your salvage value changes as a result of FAS 143 adoption.

  Response: Prior to applying SFAS 143, and consistent with industry practice, the accounting policy of CGI and Hiland was to recognize a dismantlement obligation only if estimated dismantlement and restoration costs were in excess of estimated salvage proceeds. Such situations were rare and no net liabilities had been recorded historically. Also consistent with pre-SFAS 143 industry practice, in situations where estimated salvage proceeds exceeded estimated dismantlement and restoration costs, net salvage value was not considered in computing depreciation because such net amounts were considered very immaterial.

  However, SFAS 143 has specific guidance for the liability calculation and prohibits the use of salvage value as a reduction of the liability. Therefore, upon adoption of SFAS 143, management updated its costs for dismantlement and restoration costs through valuations and estimates developed by internal engineers as well as independent third parties. Because the salvage proceeds are no longer utilized to offset retirement obligations, as previously done, estimated salvage value was used in the depreciation calculation to reduce the net asset cost subject to depreciation. The salvage values were not changed as a result of SFAS 143; they were simply used in a gross calculation instead of net.

  Upon applying these concepts, the reduction in depreciation expense (as a result of recognizing estimated salvage proceeds) substantially offsets the increase to deprecation expense (because of the additional property costs related to the recognition of the present value of the retirement liability) plus the obligation accretion.

United States Securities and Exchange Commission
Division of Corporate Finance
December 10, 2004

  For an example, see the attached Exhibit 5 to this letter.

Exhibits, page II-1

  Exhibit 23.1

66.
Provide updated consents from your independent accountants in the next amendment.

  Response: The updated consent has been provided in the Registration Statement. Please see Exhibit 23.1.

Undertakings, page II-2

67.
Provide the applicable undertakings required by Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See II.B.2.a. of Securities Act Release 33-6900.

  Response: The Partnership has revised the Registration Statement to include the undertaking required by paragraph C of Item 20 to Industry Guide 5. The Partnership has not included in the Registration Statement the undertaking required by paragraph B of Item 20 to Industry Guide 5 because it believes that such undertaking is duplicative of disclosure which will be required of the Partnership pursuant to the Securities Exchange Act of 1934, specifically the disclosures required in the Partnership's annual reports on Form 10-K under Item 404 of Regulation S-K.

        If you have any questions or comments, please call the undersigned at (713) 758-4618, Douglas E. McWilliams at (713) 758-3613 or David P. Oelman at (713) 758-3708.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ HEATHER G. CALLENDER Heather G. Callender